Exhibit 99.1

Vinci Partners Press Release JUNE 28 2024

VINCI PARTNERS COMPLETES ACQUISITION OF MAV CAPITAL

Rio de Janeiro, June 28, 2024 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) ("Vinci Partners,” “Vinci,” "we," "us," or "our"), the controlling company of a leading alternative investment platform in Brazil, announced today that it has completed the previously announced acquisition of MAV Capital (“MAV”, “Team”), an alternative asset manager focused on the agribusiness segment in Brazil.

As a result of the closing, Vinci will add approximately R$550 million in assets under management, distributed mainly across two vintages in MAV’s flagship strategy.

“We are thrilled to announce the closing of the acquisition of MAV Capital.”, said Alessandro Horta, Vinci Partners' Chief Executive Officer and Director. “We are confident that the MAV team is a valuable addition to our platform, strengthening our presence in agribusiness. This transaction aligns with our long-term goals of expanding business lines and building leading franchises.”

Transaction Overview

The Transaction, which was announced on April 25th, 2024, closed today and has an initial cash component, with an additional consideration in cash through an earnout structure to be paid in 2028, subject to the achievement of certain incremental management fee revenue targets.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, private credit, infrastructure, special situations, investment products and solutions and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a corporate advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

About MAV Capital

MAV Capital is an alternative asset manager focused on the agribusiness sector, founded in 2021, led by a seasoned management team with an extensive track record, managing approximately R$550 million in assets through five investment funds.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm

Vinci Partners Press Release JUNE 28 2024

expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240